UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot, Rehovot 7638517, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Evogene Ltd., or Evogene, today announces that it and The Kitchen FoodTech Hub by Strauss Group, or the Kitchen Hub, established Finally Foods Ltd., or Finally Foods, specializing in protein production in plants for the food industry. A copy of the press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K.

The contents of Exhibit 99.1 to this Form 6-K, excluding the statements of Finally Food’s Chief Executive Officer, Evogene’s Chief Executive Officer and The Kitchen Hub’s Chief Business Officer, are incorporated by reference into Evogene’s registration statements on Form F-3 (File No. 333-277565) and Form S-8 (File Nos. 333-259215, 333-193788, 333-201443 and 333-203856), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOGENE LTD. (Registrant)

Date: April 2, 2024	By:	/s/ Yaron Eldad
Yaron Eldad
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release: Evogene and The Kitchen FoodTech Hub by Strauss Group Established Finally Foods Ltd. - Revolutionizing Protein Production in Plants for the Food Industry